Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report

Collection Period Ended   31-Jan-2021

Amounts in USD

Dates

Collection Period No.	17			
Collection Period (from... to)	1-Jan-2021	31-Jan-2021		
Determination Date	11-Feb-2021			
Record Date	12-Feb-2021			
Distribution Date	16-Feb-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2021	16-Feb-2021	Actual/360 Days	32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jan-2021	15-Feb-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	137,448,650.19	102,374,679.17	35,073,971.02	68.637908	0.200342
Class A-2B Notes	50,000,000.00	13,448,987.30	10,017,091.90	3,431,895.40	68.637908	0.200342
Class A-3 Notes	464,000,000.00	464,000,000.00	464,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	128,560,000.00	128,560,000.00	128,560,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,360,000.00**	**743,457,637.49**	**704,951,771.07**	**38,505,866.42**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	782,287,798.40	743,781,931.98			
Yield Supplement Overcollateralization Amount	61,799,793.88	28,053,415.62	26,520,846.69			
Pool Balance	**1,615,006,230.09**	**810,341,214.02**	**770,302,778.67**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	233,662.71	0.457266	35,307,633.73	69.095174
Class A-2B Notes	0.306500%	3,664.10	0.073282	3,435,559.50	68.711190
Class A-3 Notes	1.940000%	750,133.33	1.616667	750,133.33	1.616667
Class A-4 Notes	2.040000%	218,552.00	1.700000	218,552.00	1.700000
Total		**$1,206,012.14**		**$39,711,878.56**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	39,562,950.52	(1) Total Servicing Fee	675,284.35
Interest Collections	2,497,831.95	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	39,371.90	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	429,861.97		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	1,206,012.14
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	620.55	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**42,530,636.89**	(6) Regular Principal Distributable Amount	38,505,866.42
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**42,530,636.89**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,143,473.98
		Total Distribution	**42,530,636.89**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	675,284.35	675,284.35	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,206,012.14	1,206,012.14	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	233,662.71	233,662.71	0.00
thereof on Class A-2B Notes	3,664.10	3,664.10	0.00
thereof on Class A-3 Notes	750,133.33	750,133.33	0.00
thereof on Class A-4 Notes	218,552.00	218,552.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,206,012.14	1,206,012.14	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	38,505,866.42	38,505,866.42	0.00
Aggregate Principal Distributable Amount	38,505,866.42	38,505,866.42	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	52.66
minus Net Investment Earnings	52.66
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	52.66
Net Investment Earnings on the Collection Account	567.89
Investment Earnings for the Collection Period	620.55

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	810,341,214.02	37,004
Principal Collections	23,448,551.10	
Principal Collections attributable to Full Pay-offs	16,114,399.42	
Principal Purchase Amounts	0.00	
Principal Gross Losses	475,484.83	
Pool Balance end of Collection Period	770,302,778.67	36,013
Pool Factor	47.70%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	3.79%
Weighted Average Number of Remaining Payments	52.01	37.07
Weighted Average Seasoning (months)	12.33	29.45

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	764,593,668.96	35,846	99.26%
31-60 Days Delinquent	3,977,291.87	114	0.52%
61-90 Days Delinquent	1,295,913.70	39	0.17%
91-120 Days Delinquent	435,904.14	14	0.06%
Total	770,302,778.67	36,013	100.00%

Delinquency Trigger	**2.302%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.225%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	475,484.83	18	16,447,456.03	505
Principal Net Liquidation Proceeds	38,013.56		5,553,693.12	
Principal Recoveries	414,782.54		5,783,196.56	
Principal Net Loss / (Gain)	22,688.73		5,110,566.35	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.034%
Prior Collection Period	(0.259%)
Second Prior Collection Period	0.118 %
Third Prior Collection Period	0.972 %
Four Month Average	0.217%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.316%
Average Net Loss / (Gain)	10,119.93

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not
considered a charge-off **on a defaulted loan**.